Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-157386 and 333-157386-01

Buffer Notes	Based Upon the S&P GSCITM Natural Gas Excess Return Index Due 2012 $10.00 per Note
Citigroup Funding Inc. Medium-Term Notes, Series D Any Payments Due from Citigroup Funding Inc. Fully and Unconditionally Guaranteed by Citigroup Inc.

OFFERING SUMMARY

(Related to the Pricing Supplement No. 2009-MTNDD451 Dated                     , 2009, Prospectus Supplement, Dated February 18, 2009 and Prospectus, Dated February 18, 2009)

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

December 8, 2009

2 |	BUFFER NOTES

Buffer Notes

Based Upon the S&P GSCITM Natural Gas Excess Return Index Due                      2012

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering before making your decision to invest in the Notes.

You may access the pricing supplement relating to this offering by reviewing our filings for December 8, 2009 on the SEC Web site at www.sec.gov and the prospectus supplement and prospectus on the SEC Web site as follows (or if such address has changed, by reviewing our filings for February 18, 2009 on the SEC Web site):

•	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

•	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

Capitalized terms used in this overview are defined in the “Preliminary Terms” below.

Overview of the Notes

The Buffer Notes Based Upon the S&P GSCITM Natural Gas Excess Return Index due 2012 (the “Notes”), are commodity index-linked investments that offer a potential return at maturity based on an enhanced upside participation in any increase in the value of the S&P GSCITM Natural Gas Excess Return Index during the term of the Notes, subject to a maximum total return, while also providing protection against a decline of 10% or less in the value of the S&P GSCITM Natural Gas Excess Return Index and a limited buffer against a decline of more than 10% in the value of the S&P GSCITM Natural Gas Excess Return Index. The Notes are not principal protected and do not pay periodic interest. The Notes have a maturity of approximately 2.25 years and are issued by Citigroup Funding Inc. Some key characteristics of the Notes include:

■

Limited Downside Protection and Limited Enhanced Upside Participation. At maturity you will receive for each Note you hold a maturity payment, which may be greater than, equal to or less than your initial investment in the Notes, based on the percentage change in the value of the S&P GSCITM Natural Gas Excess Return Index from the Pricing Date to the Valuation Date. We refer to the percentage change in the closing value of the S&P GSCITM Natural Gas Excess Return Index from the Pricing Date to the Valuation Date as the Index Percentage Change. If the Ending Value of the S&P GSCITM Natural Gas Excess Return Index is greater than its Starting Value, at maturity you will receive for each Note you then hold the $10.00 principal amount per Note plus a note return amount equal to the product of (i) $10.00 and (ii) the Index Percentage Change and (iii) approximately 200% (to be determined on the Pricing Date), subject to a maximum total return on the Notes of 68% to 75% (approximately 30.22% to 33.33% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes. If the Ending Value of the S&P GSCITM Natural Gas Excess Return Index is less than or equal to 100% of its Starting Value but greater than or equal to 90% of its Starting Value, the note return amount will be zero and the maturity payment will equal the $10.00 principal amount per Note. If the Ending Value of the S&P GSCITM Natural Gas Excess Return Index is less than 90% of its Starting Value (representing a decrease of more than 10% from its Starting Value), at maturity you will receive for each Note you then hold the $10.00 principal amount per Note plus a note return amount equal to the product of (i) $10.00 and (ii) the sum of (a) the Index Percentage Change (which will be negative) and (b) 10%. Thus, if the Ending Value of the S&P GSCITM Natural Gas Excess Return Index is less than 90% of its Starting Value (regardless of the value of the S&P GSCITM Natural Gas Excess Return Index at any other time during the term of the Notes), the maturity payment will be less than your initial investment of $10.00 per Note and your investment in the Notes will result in a loss. However, in no case will the maturity payment equal less than 10% of your initial investment in the Notes or $1.00 per $10.00 note. Because the

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maximum total return over the term of the Notes is limited to 68% to 75% (approximately 30.22% to 33.33% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes, in no circumstance will the payment you receive at maturity be more than $16.80 to $17.50 per Note (to be determined on the Pricing Date).

■	No Periodic Payments. The Notes do not offer current income, which means that you will not receive any periodic interest on the Notes.

■

No Principal Protection. While the Notes provide limited protection against the decline in the value of the S&P GSCITM Natural Gas Excess Return Index, the Notes are not principal protected. If the Ending Value of the S&P GSCITM Natural Gas Excess Return Index is less than 90% of its Starting Value, the maturity payment you will receive will equal the $10.00 principal amount per Note plus the product of (i) the $10.00 principal amount per Note and (ii) the sum of (a) the Index Percentage Change (which will be negative) and (b) 10%. Thus, if the Ending Value of the S&P GSCI TM Natural Gas Excess Return Index is less than 90% of its Starting Value (regardless of the value of the S&P GSCITM Natural Gas Excess Return Index at any other time during the term of the Notes), the maturity payment will be less than your initial investment in the Notes and your investment in the Notes will result in a loss.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the Notes at maturity will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the Notes at maturity is not guaranteed.

The Notes are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality. All payments on the Notes are subject to the credit risk of Citigroup Inc.

Types of Investors

The Notes may be an attractive investment for the following types of investors:

■

Investors looking for potential enhanced upside exposure to the S&P GSCITM Natural Gas Excess Return Index, subject to a maximum total return on the Notes of 68% to 75% (approximately 30.22% to 33.33% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes.

■	Investors willing to accept downside exposure to the S&P GSCITM Natural Gas Excess Return Index with limited protection.

■	Investors who seek to add an commodity index-linked investment to diversify their underlying asset class exposure.

Fees and Selling Concessions

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Notes, will receive an underwriting fee of $0.200 for each $10.000 Note sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $0.200 for each Note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Key Risk Factors for the Notes” below and “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in the pricing supplement related to this offering for more information.

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter, if, within 30 days of the offering, the underwriter repurchases the Notes distributed by such dealers.

The offering will conform with the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority (“FINRA”). You should refer to “Additional Considerations” in this Offering Summary.

4 |	BUFFER NOTES

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Buffer Notes Based Upon the S&P GSCITM Natural Gas Excess Return Index Due 2012
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest.
Underlying Index:	S&P GSCITM Natural Gas Excess Return Index (Bloomberg symbol: “SPGSNGP”)
Principal Protection:	None
Principle Amount Issued:	$
Pricing Date:	December , 2009
Issue Date:	Three Business Days after the Pricing Date
Valuation Date:	The fifth Index Business Day before the Maturity Date
Maturity Date:	Approximately 2.25 years after the Issue Date
Index Business Day:	A day, as determined by the Calculation Agent, on which the S&P GSCITM Natural Gas Excess Return Index or any successor index is calculated and published and on which futures contracts comprising more than 80% of the value of the index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.
Business Day:	A Business Day means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.
Issue Price:	$10.00 per Note
Coupon:	None
Underlying Index:	S&P GSCITM Natural Gas Excess Return Index
Payment at Maturity:	For each $10.00 Note, $10.00 plus a Note Return Amount, which may be positive, zero or negative
Note Return Amount:

•    If the Index Percentage Change is positive, the Note Return Amount will be positive and will equal:

$10.00 x Index Percentage Change x Upside Participation Rate,

subject to the maximum total return on the Notes.

The Upside Participation Rate will equal approximately 200% (to be determined on the Pricing Date). Because the maximum total return on the Notes is limited to 68% to 75% (approximately 30.22% to 33.33% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes, in no circumstance will the amount you receive at maturity exceed $16.80 to $17.50 (to be determined on the Pricing Date) per Note.

•    If the Index Percentage Change is from and including 0% to and including –10%, the Note Return Amount will be zero.

•    If the Index Percentage Change is less than –10%, the Note Return Amount will be negative and will equal:

$10.00 x (Index Percentage Change + 10%)

Thus, if the value of the S&P GSCITM Natural Gas Excess Return Index decreases by more than 10%, the Index Percentage Change and the Note Return Amount will be negative and the amount you receive at maturity will be less than $10.00 per Note and could be as low as $1.00 per $10.00 Note.

Index Percentage Change:	The Index Percentage Change will equal the following fraction, expressed as a percentage: Ending Value - Starting Value Starting Value
Starting Value:	The closing value of the S&P GSCITM Natural Gas Excess Return Index on the Pricing Date
Ending Value:	The closing value of the S&P GSCITM Natural Gas Excess Return Index on the Valuation Date
Upside Participation Rate:	Approximately 200% (to be determined on the Pricing Date)
Listing:	The Notes will not be listed on any securities exchange.

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Underwriting Fee (including the Selling Concession described below) and Issue Price:		Per Note	Total
	Public Offering Price:	$10.000	$
	Underwriting Fee:	$0.200	$
	Proceeds to Citigroup Funding Inc.:	$9.800	$
Selling Concession Granted:	$0.200 per Note for each Note sold by selected dealers, including Citigroup Global Markets’ affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively.
Calculation Agent:	Citibank, N.A.
CUSIP:	17314V791

Benefits of the Notes

■

Limited Enhanced Participation in any Appreciation of the S&P Natural Gas Excess Return Index . The return on the Notes, if any, is based upon the performance of the S&P GSCITM Natural Gas Excess Return Index. If the Ending Value of the S&P GSCITM Natural Gas Excess Return Index exceeds its Starting Value, your participation in the appreciation of the S&P GSCITM Natural Gas Excess Return Index will be increased by the Upside Participation Rate, subject to a maximum total return on the Notes of 68% to 75% (approximately 30.22% to 33.33% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes.

■	Limited Buffer Against Loss. At maturity you will receive your original investment in the Notes even if the Ending Value of the S&P GSCITM Natural Gas Excess Return Index has declined from its Starting Value, as long as the Ending Value is not less than 90% of its Starting Value. In this case, you will not suffer the same loss that a direct investment in the S&P GSCITM Natural Gas Excess Return Index would produce. However, if the Ending Value of the S&P GSCITM Natural Gas Excess Return Index is less than 90% of its Starting Value, the amount you receive at maturity will be less than your initial investment in the Notes.

■	Diversification. The Notes are linked to the S&P GSCITM Natural Gas Excess Return Index and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

An investment in the Notes involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors Relating to the Notes” section of the pricing supplement related to this offering and the “Risk Factors” section of the accompanying prospectus supplement for a full description of risks.

■

Potential for Loss. The Notes are not principal protected. The maturity payment on the Notes will depend on the percentage change in the value of the S&P GSCITM Natural Gas Excess Return Index from the Pricing Date to the Valuation Date. If the Ending Value of the S&P GSCITM Natural Gas Excess Return Index is less than 90% of its Starting Value, the maturity payment you will receive will be less than your original investment in the Notes and your investment in the Notes will result in a loss. This will be true even if the value of the S&P GSCITM Natural Gas Excess Return Index exceeded its Starting Value at one or more times over the term of the Notes.

■	Appreciation is Limited. The maximum total return on the Notes will be limited to 68% to 75% (approximately 30.22% to 33.33% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes. If the Ending Value of the S&P GSCITM Natural Gas Excess Return Index exceeds its Starting Value by more than 68% to 75% (to be determined on the Pricing Date), the Notes will provide less opportunity for appreciation than an investment in the commodity comprising the S&P GSCITM Natural Gas Excess Return Index or in a similar security that is directly linked to the appreciation of the S&P GSCITM Natural Gas Excess Return Index and not subject to a maximum return. (See the examples under “Hypothetical Maturity Payments” below).

■	No Periodic Payments. You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be

6 |	BUFFER NOTES

entitled to receive dividend payments or other distributions, if any, made on the commodity included in the S&P GSCITM Natural Gas Excess Return Index.

■

Citigroup Inc. Credit Risk. The Notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the Notes, and any actual or anticipated changes to its credit ratings and credit spreads may adversely affect the market value of the Notes.

■

Potential for a Lower Comparative Yield. Because you will not receive any periodic payments of interest or any other periodic payments on the Notes, if the Ending Value of the S&P GSCITM Natural Gas Excess Return Index does not increase sufficiently from its Starting Value, taking into account the Upside Participation Rate, the effective yield on the Notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■

Exchange Listing and Secondary Market. The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. Although Citigroup Global Markets Inc. intends to make a secondary market in the Notes, it is not obligated to do so.

■

The Resale Value of the Notes May Be Lower Than Your Initial Investment. Due to, among other things, changes in the value of the Underlying Index, interest rates, disruptions in futures contracts trading, other economic conditions, the inclusion of underwriting fees and projected profit from hedging in the public offering price of the Notes and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10.00 per Note. You could receive substantially less than the amount of your initial investment if you sell your Notes.

■	Special Considerations Related to the S&P GSCITM Natural Gas Excess Return Index

■

The Notes are linked to an excess return commodity index and not a total return commodity index. Thus, the return on the Notes, if any, will not reflect a total return on the index, which would include interest on cash collateral.

■	The Notes are not futures contracts and will not be regulated by the Commodity Futures Trading Commission. You will not own or have any beneficial or other legal interest in the futures contracts or commodities underlying the S&P GSCITM Natural Gas Excess Return Index.

■

The Underlying Index may be more volatile and susceptible to price fluctuations than a broader commodities index, such as the S&P GSCI ™. In contrast to the S&P GSCI ™, which includes contracts on natural gas and other energy commodities, the Underlying Index is comprised of contracts on only natural gas. As a result, price volatility in the contracts included in the Underlying Index will likely have a greater impact on the Underlying Index than it would on the broader S&P GSCI™.

■

Market prices of the commodity futures contracts underlying the S&P GSCITM Natural Gas Excess Return Index are highly volatile and may fluctuate rapidly based on governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, trade, fiscal, monetary and exchange control policies and with respect to natural gas specifically, drought, floods, weather, government intervention, environmental policies, embargoes and tariffs. This may in turn result in volatile changes in the value of the S&P GSCITM Natural Gas Excess Return Index and thus reduce the amount you receive at maturity of the Notes.

■

If the market prices for the commodity futures contracts underlying the S&P GSCITM Natural Gas Excess Return Index are higher in distant delivery months than in nearer delivery months (and thus the curve is said to be in “contango”), the sale of the expiring contract would take place at a price that is lower than the price of the next contract, thereby creating a negative “roll yield.” The natural gas curve is currently in contango, so if the shape of this curve stays the same throughout the life of the trade and spot prices do not increase enough in order to offset the negative roll yield, the value of the Underlying Index and the Notes may be adversely affected.

■

The commodity futures contracts that underlie the S&P GSCITM Natural Gas Excess Return Index are subject to extensive statutes, regulations, and margin requirements. The effects of any future regulatory change on the value of the Notes is impossible to predict, but could be substantial and adverse to your interests as a holder of the Notes.

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■

Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading in the futures contracts included in the S&P GSCITM Natural Gas Excess Return Index or other instruments, such as options, swaps or futures, based upon the S&P GSCITM Natural Gas Excess Return Index or the futures contracts included in the S&P GSCITM Natural Gas Excess Return Index, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citibank N.A.’s role as the Calculation Agent for the Notes may result in a conflict of interest.

■

The United States Federal Income Tax Consequences of the Notes are Uncertain. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the

Internal Revenue Service with respect to the Notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain U.S. Federal Income Tax Considerations” in this offering summary or under “What Are the United States Federal Income Tax Consequences of Investing in the Notes?” and “Certain United States Federal Income Tax Considerations” in the pricing supplement related to this offering. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain U.S. Federal Income Tax Considerations” in this offering summary and under “What Are the United States Federal Income Tax Consequences of Investing in the Notes?” and “Certain United States Federal Income Tax Considerations” in the pricing supplement related to this offering, and that any such guidance could have retroactive effect.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for U.S. investors (“U.S. Holders”) and certain non-U.S. investors described below that are initial holders of the Notes and that hold the Notes as capital assets.

For U.S. federal income tax purposes, each holder agrees to treat the Notes as a cash-settled prepaid forward contract, subject to a floor, on the value of the S&P GSCITM Natural Gas Excess Return Index on the Valuation Date, pursuant to which forward contract, at maturity the holder will receive the cash value of the S&P GSCITM Natural Gas Excess Return Index subject to certain adjustments. Under this characterization, the amounts invested by a U.S. Holder should be treated as a cash deposit that will be used to satisfy the holder’s obligation under the Note. Thus a U.S. Holder’s tax basis in a Note generally will equal the holder’s cost for that Note. At maturity or upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount the U.S. Holder receives and the holder’s tax basis in the Notes. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at the time of disposition.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the Notes should consult his or her tax advisor in determining the tax consequences of an investment in the Notes, including the application of State, Local or other tax laws and the possible effects of changes in Federal or other tax laws.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The

8 |	BUFFER NOTES

Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Any capital gain realized by a holder that is not a U.S. person (“Non-U.S. Holder”) upon the sale or other disposition of the Notes should not be subject to U.S. federal income tax if:

■	such gain is not effectively connected with a U.S. trade or business of such holder, and

■

in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

You should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.]

Description of the S&P GSCITM Natural Gas Excess Return Index

Unless otherwise stated, we have derived all information regarding the S&P GSCI™ Natural Gas Index Excess Return (which, in this section, we also refer to as the “Index”) and S&P GSCI™ provided in this offering summary and in the pricing supplement related to this offering, including, without limitation, their make-up, method of calculation, and changes in their components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor’s, a division of The McGraw-Hill Companies (“S&P”). The Index is calculated, maintained and published by S&P. The value of the S&P GSCI™ Natural Gas Index Excess Return is published each trading day under the Bloomberg ticker symbol “SPGSNGP”.

The Index is intended to provide investors with a publicly available benchmark for investment performance in the natural gas commodity markets and is a sub-index of the S&P GSCI™, a composite index of commodity sector returns. S&P acquired the rights to the S&P GSCI™ from Goldman, Sachs & Co. in February 2007. Goldman, Sachs & Co. established and began calculating the S&P

GSCI™ in May 1991. The former name of the S&P GSCI™ was the Goldman Sachs Commodity Index, or GSCI®.

The S&P GSCI™ is an index on a world production-weighted basket of principal non-financial commodities (i.e. , physical commodities) that satisfy specified criteria. The S&P GSCI™ is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the S&P GSCI™ are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries. The commodities included in the S&P GSCI™ are weighted, on a production basis, to reflect the relative significance (in the view of S&P, in consultation with its Index Advisory Panel, as described below) of such commodities to the world economy. The fluctuations in the value of the S&P GSCI™ are intended generally to correlate with changes in the prices of such physical commodities in global markets. The S&P GSCI™ has been normalized such that its hypothetical level on January 2, 1970 was 100. Futures contracts on the S&P GSCI™, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.

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The Index reflects the excess return that is potentially available through an unleveraged investment in the natural gas futures contracts included in the S&P GSCI™. Since the S&P GSCI™ is the parent index of the Index, the methodology for the S&P GSCI™ relates as well to the methodology of the Index.

The Index provides investors with a publicly available benchmark for investment performance in the natural gas commodity markets. As presently constituted, the only contracts used to calculate the Index are the natural gas futures contracts (the “Index Component”) traded on the New York Mercantile Exchange. For purposes of calculating the total dollar value traded, the Index also takes into account the trading volume of the ICE Henry Hub Natural Gas Cleared Swap. The natural gas futures contracts included in the Index change on a monthly basis because the futures contracts included in the Index at any given time are currently required to be the natural gas futures contracts traded on the NYMEX with the closest expiration date (the “front-month contract”). The front month contract expires each month two business days prior to the last business day of such month. The Index incorporates a methodology for rolling the current futures contract into the futures contract with the next closest expiration date (the “next month contract”) each month. Assuming that markets are not disrupted or the limitations that regulate the amount of fluctuation in options futures contract prices that may occur during a trading day have not been reached, the Index gradually reduces the weighting of the front-month contract and increases the weighting of the next-month contract over a five business day period commencing on the fifth business day of the month, so that on the first day of the roll-over the front-month contract represents 80% and the next month contract represents 20% of the Index, and on the fifth day of the roll-over period (i.e., the ninth business day of the month) the next-month contract represents 100% of the Index.

The value of the Index on any given day reflects: the price levels of the contracts included in the Index (which represents the value of the Index), and the “contract daily return,” which is the percentage change in the total dollar weight of the Index from the previous day to the current day.

For information about the composition of and the methodology used to calculate the S&P GSCI™ and the Index see “Description of the S&P GSCI™ Natural Gas Index Excess Return” in the pricing supplement related to this offering.

Historical Data on the S&P GSCITM Natural Gas Excess Return Index

Monthly High and Low Closing Values

The following table sets forth the high and low closing values of the S&P GSCITM Natural Gas Excess Return Index for each month in the period from January 2004 through December 2009. These historical data on the S&P GSCITM Natural Gas Excess Return Index are not indicative of the future performance of the S&P GSCITM

Natural Gas Excess Return Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the S&P GSCITM Natural Gas Excess Return Index during any period set forth below is not an indication that the S&P GSCITM Natural Gas Excess Return Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2004		2005		2006		2007		2008		2009
	High	Low	High	Low	High	Low	High	Low	High	Low	High		Low
January	32.8558	24.3215	17.8020	15.9723	23.1890	18.1060	7.4192	6.0087	5.2123	4.7775	3.2085		2.3415
February	25.4797	23.2222	18.2045	16.1947	18.7554	14.0686	7.5431	6.9663	5.9250	4.8777	2.5491		2.1163
March	26.6968	24.3704	20.3470	18.0070	15.2294	13.7187	7.2358	6.5291	6.4270	5.6824	2.2950		1.9308
April	27.0452	24.8220	20.6022	17.2341	16.6185	12.9530	7.4100	6.9044	7.0063	5.8133	1.9638		1.6747
May	29.6479	27.3522	17.5272	16.0346	13.6466	11.6489	7.4209	6.9616	7.3387	6.5314	2.2154		1.7641
June	29.2712	26.5309	19.9104	17.5240	13.6257	11.1266	7.3759	5.8857	8.1161	7.3228	2.0615		1.7695
July	27.8579	25.2128	20.2386	18.3565	14.3916	9.9361	5.9821	5.1715	8.2522	5.5030	1.7510		1.5114
August	25.0065	21.2926	29.5320	20.7385	13.6694	10.3139	5.9961	4.5984	5.6659	4.7437	1.7962		1.2234
September	24.3479	19.1761	34.1576	27.3470	10.2985	7.0203	5.4284	4.6262	4.7030	4.1440	1.5110		1.0307
October	28.3241	23.6926	34.2250	28.2724	8.7448	7.3471	5.5636	4.9899	4.4350	3.4644	1.5489		1.3166
November	26.4758	21.2107	28.7074	25.5279	8.7910	7.8649	5.7686	4.6510	3.9611	3.4037	1.2845		1.1214
December	20.8534	16.9626	33.6662	24.4766	8.3460	5.9892	4.7151	4.4806	3.5199	2.8165	1.1965	*	1.0733	*
*	Through December 7, 2009.

10 |	BUFFER NOTES

Historical Graph

The following graph illustrates the historical performance of the S&P GSCITM Natural Gas Excess Return Index based on the daily closing values from January 2, 2004 to December 7, 2009. Past values of the S&P GSCITM Natural Gas Excess Return Index are not indicative of future values of the S&P GSCITM Natural Gas Excess Return Index.

On December 7, 2009 the closing value of the S&P GSCITM Natural Gas Excess Return Index was 1.1965.

Additional information on the S&P GSCITM Natural Gas Excess Return Index, including its makeup, method of calculation and changes in its components, is included in the pricing supplement related to this offering under “Description of the S&P GSCITM Natural Gas Excess Return Index.” All such disclosures in the pricing supplement and the information on the S&P GSCITM Natural Gas Excess Return Index provided in this offering summary are derived from publicly available information. None of Citigroup Funding, Citigroup Inc., or Citigroup Global Markets assumes any responsibility for the accuracy or completeness of such information. You should also be aware that an investment in the Notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the commodity of the companies included in S&P GSCITM Natural Gas Excess Return Index.

BUFFER NOTES	| 11

License Agreement

S&P and Citigroup Global Markets, an affiliate of Citigroup Funding, have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the Notes. The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this offering summary:

“THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY S&P. S&P MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE HOLDERS OF THE NOTES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN SECURITIES GENERALLY OR IN THE NOTES PARTICULARLY. S&P’S

ONLY RELATIONSHIP TO CITIGROUP FUNDING IS THE LICENSING OF CERTAIN TRADEMARKS, TRADE NAMES AND SERVICE MARKS OF S&P AND OF THE S&P GSCITM NATURAL GAS EXCESS RETURN INDEX, WHICH IS DETERMINED, COMPOSED AND CALCULATED BY S&P WITHOUT REGARD TO CITIGROUP FUNDING OR THE NOTES. S&P HAS NO OBLIGATION TO TAKE THE NEEDS OF CITIGROUP FUNDING OR THE HOLDERS OF THE NOTES INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE S&P GSCITM NATURAL GAS ECESS RETURN INDEX. S&P IS NOT RESPONSIBLE FOR AND HAS NOT PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE NOTES TO BE ISSUED. S&P HAS NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE NOTES.”

12 |	BUFFER NOTES

Hypothetical Maturity Payments

The examples below show hypothetical maturity payments on the Notes for a range of Ending Values of the S&P GSCITM Natural Gas Excess Return Index. The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive in respect of the Notes at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value, Upside Participation Rate and maximum total return. All of the hypothetical examples are based on the following assumptions:

■	Issue Price: $10.00 per Note

■	Starting Value: 1.000

■	Upside Participation Rate: 200%

■	Buffer Value: 10%

■	Maturity: 2.25 years

■	Maximum Total Return: 71.50% (31.78% per annum on a simple interest basis)

Table of Hypothetical Payments at Maturity(1)

Hypothetical Ending Value of the S&P GSCITM Natural Gas Excess Return Index	Hypothetical S&P GSCITM Natural Gas Excess Return Index Percentage Change	Hypothetical Return on Notes(2)	Hypothetical Per Annum Return on Notes(3)	Hypothetical Note Return Amount	Hypothetical Maturity Payment per Note
0.0000	-100.00%	-90.00%	-40.00%	-$9.00	$1.00
0.5000	-50.00%	-40.00%	-17.78%	-$4.00	$6.00
0.6000	-40.00%	-30.00%	-13.33%	-$3.00	$7.00
0.7000	-30.00%	-20.00%	-8.89%	-$2.00	$8.00
0.8000	-20.00%	-10.00%	-4.44%	-$1.00	$9.00
0.8250	-17.50%	-7.50%	-3.33%	-$0.75	$9.25
0.8500	-15.00%	-5.00%	-2.22%	-$0.50	$9.50
0.8750	-12.50%	-2.50%	-1.11%	-$0.25	$9.75
0.9000	-10.00%	0.00%	0.00%	$0.00	$10.00
0.9250	-7.50%	0.00%	0.00%	$0.00	$10.00
0.9500	-5.00%	0.00%	0.00%	$0.00	$10.00
0.9750	-2.50%	0.00%	0.00%	$0.00	$10.00
1.0000	0.00%	0.00%	0.00%	$0.00	$10.00
1.0250	2.50%	5.00%	2.22%	$0.50	$10.50
1.0500	5.00%	10.00%	4.44%	$1.00	$11.00
1.0750	7.50%	15.00%	6.67%	$1.50	$11.50
1.1000	10.00%	20.00%	8.89%	$2.00	$12.00
1.1250	12.50%	25.00%	11.11%	$2.50	$12.50
1.1500	15.00%	30.00%	13.33%	$3.00	$13.00
1.1750	17.50%	35.00%	15.56%	$3.50	$13.50
1.2000	20.00%	40.00%	17.78%	$4.00	$14.00
1.3000	30.00%	60.00%	26.67%	$6.00	$16.00
1.4000	40.00%	71.50%	31.78%	$7.15	$17.15
1.5000	50.00%	71.50%	31.78%	$7.15	$17.15
2.0000	100.00%	71.50%	31.78%	$7.15	$17.15

(1)	If the Notes are purchased or sold in the secondary market, the hypothetical returns of the table will not apply.
(2)	The percentage return for the entire term of the Notes limited to the hypothetical 71.50% maximum total return.
(3)	Calculated on a simple interest basis.

BUFFER NOTES	| 13

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A) (1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If the Ending Value of the S&P GSCITM Natural Gas Excess Return Index is not available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the pricing supplement related to this offering. In addition, if the S&P GSCITM Natural Gas Excess Return Index is discontinued, the Calculation Agent may determine the Ending Value of the Underlying Index by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the index prior to any such discontinuance. You should refer to the sections “Description of the Notes—Note Return Amount” and “—Discontinuance of the S&P GSCITM Natural Gas Excess Return Index” in the pricing supplement related to this offering for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by FINRA.

Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

“Standard and Poor’s®,” “S&P®” and “S&P GSCITM” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. These trademarks have been licensed for use for certain purposes by Citigroup Funding Inc. The Notes have not been passed on by Standard & Poor’s or The McGraw-Hill Companies. The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any warranties or bears any liability with respect to the Notes.

CitiFirst is the family name for Citi’s offering of financial investments including notes, deposits and certificates. Tailored to meet the needs of a broad range of investors, these investments fall into three categories, each with a defined level of principal protection.

Five symbols represent the assets underlying CitiFirst Investment products. When depicting a specific product, the relevant underlying asset will be shown as a symbol on the cube.

© 2009 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its subsidiaries and are used and registered throughout the world.